UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

CLINICAL DATA, INC.
(Name of Subject Company)
CLINICAL DATA, INC.
(Name of Person Filing Statement)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
18725U109
(CUSIP Number of Class of Securities)

Caesar J. Belbel
Executive Vice President, Chief Legal Officer and Secretary
Clinical Data, Inc.
One Gateway Center, Suite 702
Newton, Massachusetts 02458
(617) 527-9933
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person Filing Statement)

With copies to:
Marc A. Recht, Esq.
Barbara L. Borden, Esq.
Cooley LLP
500 Boylston Street
Boston, MA 02116-3736
(617) 937-2300

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of a joint press release issued by Forest Laboratories, Inc. and Clinical Data, Inc. on February 22, 2011, announcing the proposed tender offer and merger.

Forest Laboratories to Acquire Clinical Data, Inc.
Forest Laboratories to Host Conference Call Today at 10:00 AM
NEW YORK and NEWTON, MA — February, 22, 2011 - Forest Laboratories, Inc. (Forest) (NYSE: FRX) and Clinical Data, Inc. (Clinical Data) (NASDAQ: CLDA) today announced that they have entered into a definitive merger agreement pursuant to which Forest will acquire Clinical Data, a specialty pharmaceutical company focused on the development of first-in-class and best-in-category therapeutics, for $30.00 per share in cash plus contingent consideration of up to $6.00 per share that may be paid upon achievement of certain commercial milestones related to Viibryd™. The upfront consideration of $30.00 per share represents a 6.6% premium to the volume-weighted average trading price of CLDA stock since the first trading day after the company announced the approval of Viibryd and that it was considering a potential change of control transaction and a 19.2% premium of the closing price on that day and totals $1.2 billion on a fully diluted basis, net of net cash acquired. Forest will finance the transaction with existing cash. The transaction was approved by the boards of both companies and is expected to be completed in the second quarter of 2011, subject to customary closing conditions.
The transaction will allow Forest to leverage its existing presence in the antidepressant category through the launch of Viibryd (vilazodone HCL tablets) which was developed by Clinical Data and approved by the FDA on January 21, 2011 for the treatment of adults with major depressive disorder (MDD). Viibryd is a selective serotonin reuptake inhibitor and a 5-HT1A receptor partial agonist. With Celexa® and Lexapro®, Forest has a proven track record of successfully commercializing novel anti-depressants. The market for the treatment of MDD is over 200 million prescriptions annually and increasing. Forest plans to launch Viibryd in the U.S. during the second half of 2011. Viibryd is expected to retain market exclusivity until March 2020 including full patent term extension of its composition of matter patent and anticipated pediatric exclusivity. Other patents may further extend this period.
Howard Solomon, Chairman, Chief Executive Officer and President of Forest Laboratories said, “We are pleased to enter into this agreement with Clinical Data. Depression is a debilitating disease that affects the daily lives of millions of patients. We believe that we are uniquely positioned to bring Viibryd to market in light of our long and successful experience of clinical development and expertise in the antidepressant market. This transaction is consistent with our strategy to acquire new products that will help offset the loss of revenues due to patent expiries. Viibryd will be the second new product that we expect to launch this year in addition to Teflaro™. In addition, we are hopeful to obtain FDA approval later this quarter for Daxas (roflumilast), for the treatment of COPD. We plan to submit New Drug Applications for aclidinium and linaclotide in the second half of this year and for two additional products in calendar 2012.”
The transaction is expected to be dilutive, net of synergies, to Forest’s earnings per share for the next three fiscal years, with earnings per share dilution in the range of ($0.55) to ($0.65) in fiscal 2012. The transaction may become accretive during fiscal 2014. The transaction is not expected to impact

Forest’s fiscal year 2011 financial guidance. The launch of Viibryd will require significant incremental marketing and sales investment, including a planned sales force expansion. Additional sales resources will be necessary in order to adequately support Viibryd, as well as our currently marketed products Teflaro, Savella®, Bystolic®, Namenda and Lexapro and the anticipated launch of Daxas (roflumilast), pending FDA approval in calendar 2011.
In addition, the transaction brings to Forest Stedivaze™ (apadenoson), a potent agonist of the adenosine A2A receptor subtype with improved selectivity for this receptor over other subtypes (A1 and A2B). Stedivaze is a coronary vasodilator in Phase III development as a pharmacologic stress agent for radionuclide myocardial perfusion imaging (MPI).
Under the terms of the definitive merger agreement, it is anticipated that Forest will promptly commence a cash tender offer to purchase all of the outstanding shares of Clinical Data common stock for $30.00 per share in cash and the non-transferable contractual right that could deliver up to an additional $6.00 per share in cash if U.S. net sales of Viibryd over four consecutive fiscal quarters commencing from the date of the closing of the transaction reach or exceed $800 million within the first 5 years ($1.00 per share), $1.1 billion within the first 6 years ($2.00 per share) and $1.5 billion within the first 7 years ($3.00 per share). The terms of the contingent payments reflect the parties’ agreement over the sharing of potential economic upside benefits from future U.S. net sales of Viibryd and do not necessarily reflect anticipated sales of the product. There can be no assurance such levels of net sales will occur or that any or all of the contingent payments will be made. In the tender offer Forest would also offer to purchase certain outstanding notes and warrants issued by Clinical Data that are convertible into or exercisable for shares of Clinical Data common stock. Under the terms of the definitive merger agreement, the transaction is conditioned upon, among other things, satisfaction of a minimum tender condition requiring that the securities tendered in the tender offer represent approximately 78.8% of the outstanding shares of Clinical Data common stock on a fully-diluted basis. In addition the transaction is subject to the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. In the event that the minimum tender condition is not met, and in certain other circumstances, the parties have agreed to complete the transaction through a one-step merger after receipt of stockholder approval. Randal J. Kirk, the Chairman of Clinical Data’s board of directors, and certain of his affiliates, as well as other directors and officers of Clinical Data, which beneficially own approximately 52.3 percent of Clinical Data’s outstanding shares on a fully diluted basis, have entered into agreements pursuant to which they will tender their outstanding securities into the tender offer and, if applicable, vote their outstanding shares of Clinical Data common stock in favor of the merger.
Morgan Stanley is acting as financial advisor to Forest and Covington & Burling LLP is acting as legal counsel. J.P. Morgan Securities LLC is acting as financial advisor to Clinical Data and Cooley LLP is acting as legal counsel.
About Viibryd
Viibryd is a novel antidepressant for the treatment of major depressive disorder (MDD). The efficacy of Viibryd was established in two 8-week, multi-center, randomized, double -blind, placebo-controlled studies in adult (18-80 years of age) outpatients who met the Diagnostic and Statistical Manual of Mental Disorders (DSM-IV-TR) criteria for MDD. The mechanism of action of Viibryd is not fully understood but is thought to be related to enhancement of serotonergic activity in the central nervous system through selective inhibition of serotonin reuptake. Viibryd is also a partial agonist of serotonergic 5-HT1a receptors; however, the net result of this action on serotonergic transmission and its role in Viibryd antidepressant effect are unknown.
Important Safety Information
WARNING: SUICIDALITY AND ANTIDEPRESSANT DRUGS
Antidepressants increased the risk compared to placebo of suicidal thinking and behavior (suicidality) in children, adolescents, and young adults in short-term studies of Major Depressive Disorder (MDD) and other psychiatric disorders. Anyone considering the use of Viibryd or any other antidepressant in a child, adolescent, or young adult must balance this risk with the clinical need. Short-term studies did not show an increase in the risk of suicidality with antidepressants compared to placebo in adults beyond age 24; there was a reduction in risk with antidepressants compared to placebo in adults aged 65 and older. Depression and certain other psychiatric disorders are themselves associated with increases in the risk of suicide. Patients of all ages who are started on antidepressant therapy should be monitored appropriately and observed closely for clinical worsening, suicidality, or unusual changes in behavior. Families and caregivers should be advised of the need for close observation and communication with the prescriber. Viibryd is not approved for use in pediatric patients.
Contraindications
VIIBRYD must not be used concomitantly in patients taking MAOIs or in patients who have taken MAOIs within the preceding 14 days due to the risk of serious, sometimes fatal, drug interactions with serotonergic drugs. Allow at least 14 days after stopping VIIBRYD before starting an MAOI.
Warnings and Precautions
•	All patients treated with antidepressants should be monitored appropriately and observed closely for clinical worsening, suicidality, and unusual changes in behavior, especially during the first few months of treatment and when changing the dose. Consider changing the therapeutic regimen, including possibly discontinuing the medication, in patients whose depression is persistently worse or includes symptoms of anxiety, agitation, panic attacks, insomnia, irritability, hostility, aggressiveness, impulsivity, akathisia, hypomania, mania, or suicidality that are severe, abrupt in onset, or were not part of the patient’s presenting symptoms. Families and caregivers of patients being treated with antidepressants should be alerted about the need to monitor patients.

•	The development of potentially life-threatening serotonin syndrome or Neuroleptic Malignant Syndrome (NMS)-like reactions has been reported with antidepressants alone, but particularly with concomitant use of serotonergic drugs (including triptans) with drugs which impair metabolism of serotonin (including MAOIs), or with antipsychotics or other dopamine antagonists. Symptoms of serotonin syndrome were noted in 0.1% of patients treated with VIIBRYD. Serotonin syndrome symptoms may include mental status changes (e.g., agitation, hallucinations, coma), autonomic instability (e.g., tachycardia, labile blood pressure, hyperthermia), neuromuscular aberrations (e.g., hyperreflexia, incoordination) and/or gastrointestinal symptoms (e.g., nausea, vomiting, diarrhea). Patients should be monitored for the emergence of serotonin syndrome or NMS-like signs and symptoms while treated with VIIBRYD.

•	Symptoms of mania/hypomania were noted in 0.1% of patients treated with VIIBRYD in clinical studies. As with all antidepressants, VIIBRYD should be used cautiously in patients with a history or family history of mania or hypomania.

•	Prior to initiating treatment with an antidepressant, patients with depressive symptoms should be adequately screened to determine if they are at risk for bipolar disorder. VIIBRYD is not approved for use in treating bipolar depression.

•	Discontinuation symptoms have been reported with discontinuation of serotonergic drugs such as VIIBRYD. Gradual dose reduction is recommended, instead of abrupt discontinuation, whenever possible. Monitor patients for these symptoms when discontinuing VIIBRYD. If intolerable symptoms occur following a dose decrease or upon discontinuation of treatment, consider resuming the previously prescribed dose and decreasing the dose at a more gradual rate.

•	Like other antidepressants, VIIBRYD should be prescribed with caution in patients with a seizure disorder.

•	The use of drugs that interfere with serotonin reuptake, including VIIBRYD, may increase the risk of bleeding events. Patients should be cautioned about the risk of bleeding associated with the concomitant use of VIIBRYD and NSAIDs, aspirin, or other drugs that affect coagulation or bleeding.

•	Advise patients that if they are treated with diuretics, or are otherwise volume depleted, or are elderly they may be at greater risk of developing hyponatremia while taking VIIBRYD. Although no cases of hyponatremia resulting from VIIBRYD treatment were reported in the clinical studies, hyponatremia has occurred as a result of treatment with SSRIs and SNRIs. Discontinuation of VIIBRYD in patients with symptomatic hyponatremia and appropriate medical intervention should be instituted.
Adverse Reactions
•	The most commonly observed adverse reactions in MDD patients treated with VIIBRYD in placebo-controlled studies (incidence ≥ 5% and at least twice the rate of placebo) were: diarrhea (28% vs. 9%), nausea (23% vs. 5%), insomnia (6% vs. 2%), and vomiting (5% vs. 1%).
About Clinical Data
The Company’s lead product, Viibryd, was approved for marketing by the FDA on January 21, 2011 for the treatment of major depressive disorder in adults. The Company is also advancing its late-stage drug candidate, Stedivaze, a pharmacologic stress agent in Phase III development for use during myocardial perfusion imaging. Clinical Data has other early stage products in development. To learn more, please visit the Company’s website at www.CLDA.com.

About Forest Laboratories
Forest Laboratories’ (NYSE: FRX) longstanding global partnerships and track record developing and marketing pharmaceutical products in the United States have yielded its well-established central nervous system and cardiovascular franchises and innovations in anti-infective medicine. The Company’s pipeline, the most robust in its history, includes product candidates in all stages of development across a wide range of therapeutic areas. The Company is headquartered in New York, NY. To learn more, visit www.FRX.com.
Except for the historical information contained herein, this release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks and uncertainties that could cause actual results to differ from those set forth in the forward looking statements, including that the transaction may not be timely completed, if at all; that, prior to the completion of the transactions, if at all, Clinical Data’s business may experience significant disruptions due to transaction-related uncertainty or other factors; the timing and the benefits of the business combination transaction involving Forest and Clinical Data, the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the requirement that Clinical Data stockholders approve the transaction; the risk that the businesses will not be integrated successfully; uncertainties regarding the timing of launch of Viibryd and future sales of Viibryd; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the difficulty of predicting FDA approvals, the acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the timely development and launch of new products, and the risk factors listed from time to time in Forest Laboratories’ Annual Report on Form 10-K, Quarterly Report on Form 10-Q, and any subsequent SEC filings and Clinical Data’s Annual Report on Form 10-K, Quarterly Report on Form 10-Q, and any subsequent SEC filings.
Notice to Investors
The tender offer for the outstanding common stock of Clinical Data and certain outstanding notes and warrants issued by Clinical Data referred to in this report has not yet commenced. This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Clinical Data common stock and certain outstanding notes and warrants issued by Clinical Data will be made pursuant to an offer to purchase and related materials that Forest intends to file with the Securities and Exchange Commission. At the time the offer is commenced, Forest will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and thereafter Clinical Data will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. Additionally, Clinical Data and Forest will file other relevant materials in connection with the proposed transaction of Clinical Data by Forest pursuant to the terms of the merger agreement. These materials will be sent free of charge to all stockholders of Clinical Data when available. In addition, all of these materials (and all other materials filed by Clinical Data with the Securities and Exchange Commission) will be available at no charge from the Securities and Exchange Commission through its website at www.sec.gov. Free copies of the offer to purchase, the related letter of transmittal and certain other offering documents will be made available by Forest and when available may be obtained by directing a request to Forest at www.frx.com. Investors and security holders may also obtain free copies of the documents filed with the Securities and Exchange Commission by Clinical Data by contacting Clinical Data Investor Relations at ir@clda.com.
INVESTORS AND SHAREHOLDERS OF CLINICAL DATA ARE ADVISED TO READ THE SCHEDULE TO, THE SCHEDULE 14D-9, AND THE PROXY STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER OR MERGER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.
Additional Information about the Merger and Where to Find It
In connection with the potential one-step merger, Clinical Data will file a proxy statement with the Securities and Exchange Commission. Additionally, Clinical Data would file other relevant materials with the Securities and Exchange Commission in connection with the proposed acquisition of Clinical Data by Forest pursuant to the terms of an Agreement and Plan of Merger by and among Clinical Data, Forest Laboratories, Inc., a Delaware corporation and FL Holding CV and Magnolia Acquisition Corp., each of which are subsidiaries of Forest. The materials to be filed by Clinical Data with the Securities and Exchange Commission may be obtained free of charge at the Securities and Exchange Commission’s web site at www.sec.gov. Investors and stockholders also may obtain free copies of the proxy statement from Clinical Data by contacting Clinical Data Investor Relations at ir@clda.com. Investors and security holders of Clinical Data are urged to read the proxy statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger because they will contain important information about the merger and the parties to the merger.
Clinical Data and its respective directors, executive officers and other members of their management and employees, under the Securities and Exchange Commission rules, may be deemed to be participants in the solicitation of proxies of Clinical Data stockholders in connection with the proposed merger. Further, such persons may have direct or indirect interests in the proposed transaction due to, among other things, securities holdings, pre-existing or future indemnification arrangements, vesting of equity awards, or rights to severance payments or bonuses in connection with the proposed transaction. Information concerning the interests of these persons will be set forth in the Schedule 14D-9 and proxy statement relating to the proposed transaction when it becomes available. Information concerning the interests of Clinical Data’s participants in the solicitation, which may, in some cases, be different than those of Clinical Data’s stockholders generally, will be set forth in the proxy statement relating to the merger when it becomes available.

Conference Call Information
Forest will host a conference call at 10:00 AM EST today to discuss the transaction. The conference call will be webcast live on the Company’s website at www.frx.com and also on the website www.streetevents.com. Please log on to either website at least fifteen minutes prior to the conference call as it may be necessary to download software to access the call. A replay of the conference call will be available until March 22, 2011 at both websites and also by calling (800) 642-1687 (US or Canada) or +1 706 645-9291 (International), Conference ID: 46863592.
CONTACTS:
Frank J. Murdolo Vice President — Investor Relations,
Forest Laboratories, Inc.
(212) 224-6714
Frank.Murdolo@frx.com